SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2004

IMSA GROUP

(Translation of Registrant’s name into English)

GRUPO IMSA, S.A. DE C.V.

Ave. Batallón de San Patricio No. 111, Piso 26

Fracc. Valle Oriente

San Pedro Garza García, N.L. 66269, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

TABLE OF CONTENTS

1.	Press Release issued on August 10, 2004, announcing the closing of the agreement whereby Grupo Imsa exits the battery business.

Press Release NYSE BMV

GRUPO IMSA EXITS AUTOMOTIVE BATTERY BUSINESS

Monterrey, N.L., Mexico – August 10, 2004 – Grupo Imsa, S.A. de C.V. (BMV: IMSA; NYSE: IMY) and Johnson Controls, Inc. (NYSE: JCI) today announced the closing of the agreement whereby Grupo Imsa exits the automotive battery business and Johnson Controls, its JV partner since 1998, assumes 100% ownership. This transaction was announced on July 19, and today it was finalized on the agreed terms after receiving the approval of the regulatory authorities. The primary use of the proceeds obtained from this transaction will be used to pay debt.

Grupo Imsa, a holding company, dates back to 1936 and is today one of Mexico’s leading industrial companies, operating in three businesses: steel processed products; steel and plastic construction products; and aluminum and other related products. Grupo Imsa operates manufacturing and distribution facilities in Mexico, the United States, Europe and throughout Central and South America. In 2003 the Company’s sales reached US$2.8 billion, of which close to 55% was generated outside Mexico. Grupo Imsa shares trade on the Mexican Stock Exchange (IMSA) and, in the United States, on the NYSE (IMY).

Johnson Controls is a global market leader in automotive systems and facility management and control. In the automotive market, it is a major supplier of integrated seating and interior systems, and batteries. For nonresidential facilities, Johnson Controls provides control systems and services including comfort, energy and security management. Johnson Controls (NYSE: JCI), founded in 1885, has headquarters in Milwaukee, Wisconsin.

Contacts:

Adrian Fernandez, Corporate Finance Manager, (52-81) 8153-8433

Jose Luis Fornelli, Investor Relations, (52-81) 8153-8416

jfornell@grupoimsa.com

This document may contain forward-looking statements relating to Grupo Imsa’s future performance or its current expectations or beliefs. These include statements regarding the intent, belief or current expectations of the Company and its management. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties pertaining to the industries in which the Company participates. Grupo Imsa does not intend, and does not assume any obligation, to update these forward-looking statements.

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V.
(Registrant)

Dated: August 10, 2004	By:	/s/ MARCELO CANALES CLARIOND
	Name:	Marcelo Canales Clariond
	Title:	Chief Financial Officer